                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 11, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

Editorial Contacts:
Colleen Brickley
Corporate Relations
804-762-5831
colleen_brickley@intersolv.com



             MICRO FOCUS APPOINTS KEN SEXTON CHIEF FINANCIAL OFFICER

LONDON, England and MOUNTAIN VIEW, Calif. -- Dec. 11, 1998 -- Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today announced the appointment of Ken Sexton as chief financial officer. Mr. Sexton was formerly CFO of INTERSOLV, which was recently acquired by Micro Focus. He replaces Rick Van Hoesen, who becomes general manager of the company's largest business unit, Application Development Solutions (ADS).

"Ken and I have worked closely together since 1991," said Gary Greenfield, Micro Focus president and CEO. "We are extremely fortunate to have executives of the caliber of Rick and Ken leading the progress of Micro Focus in these key positions."

MICRO FOCUS CORPORATE PROFILE

Micro Focus is a leading software solutions vendor that enables corporations to accelerate the development and delivery of applications designed to run in today's distributed enterprise computing environments. The company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications.

Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows, NT and Web environments. With its recent acquisition of INTERSOLV, a global market leader in software change management and open data connectivity products and services, Micro Focus is now a leader in helping its customers respond quickly to business and technological change.

Micro Focus products include the PVCS(R) line of software change management products, the DataDirect line of standards-based data access and connectivity products, and the Micro Focus line of applications development and transformation solutions.

In the U.S., Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, Micro Focus is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.


Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  December 14, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Secretary